

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Via E-mail
David Ben Bassat
Chief Executive Officer & Chief Financial Officer
Southern States Sign Company
7231 S. Eastern Ave., Suite B-127
Las Vegas, NV 89119

> **Re:** **Southern States Sign Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 6, 2011**
> **File No. 333-171842**

Dear Mr. Ben Bassat:

We have reviewed your amended registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Description of Business, page 18

Our Planned Products and Anticipated Sources of Revenues, page 19

1. We note your response to comment three in our letter dated March 21, 2011. Please revise your disclosure to clarify whether the estimated monthly rental rates disclosed in the second paragraph on page 20 are the monthly rates you expect to receive or the gross amounts to be paid to a "major outdoor advertising company," of which you will receive less. If the estimates represent the gross figure to be paid to a "major outdoor advertising company," please provide an estimate of the monthly rental payments you expect to receive. In this regard, we note your disclosure on page 19 that "the advertising company secures rights to the space for a lease fee negotiated with the owner and then re-lets the space to individual advertisers at a profit." If management expects that the estimated monthly rental would be materially different if the advertising space is leased independently, please also disclose these estimates.

In addition, please delete the penultimate paragraph on page 19, as it is nearly identical to the following paragraph, which contains the revisions requested in comment three of our letter dated March 21, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.  Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc:     Joe Laxague, Esq.
        Cane Clark LLP